SUBSIDIARIES OF LIFEVANTAGE CORPORATION
Set forth below is a list of all subsidiaries of LifeVantage Corporation, a Colorado corporation, and the state or country of incorporation of each as of June 30, 2014.

Name	State or Country of Incorporation
LifeLine Nutraceuticals Corporation	Colorado
LifeVantage Asia Pte. Ltd.	Singapore
LifeVantage Japan KK	Japan
LifeVantage Australia Pty. Ltd.	Australia
LifeVantage Hong Kong Limited	Hong Kong
Importadora LifeVantage S. de R.L. de C.V.	Mexico
LifeVantage de Mexico S. de R.L. de C.V.	Mexico
Servicios Administrativos para la importacion de Productos Body & Skin, S.C.	Mexico
LifeVantage Canada Ltd.	Canada
LifeVantage Commission Services Limited	Hong Kong
LifeVantage Philippines Corporation	Philippines
LifeVantage Singapore Pte. Ltd.	Singapore
LifeVantage (Thailand) Company Limited	Thailand